GUARANTEED MINIMUM INCOME BENEFIT RIDER
                    (Maximum Anniversary Value Benefit Base)

                                 The ABC Benefit

This rider is made part of the annuity contract to which it is attached. Except where this rider provides otherwise, it is subject to all of the conditions and limitations of the contract. This rider may restrict or require specific investment allocations to, or Asset Allocation Models containing, certain variable subaccounts, Guarantee Period Accounts (GPAs-if applicable) and the One-Year Fixed Account (if applicable).

Changes to allocations may affect the charge for this rider and may result in an additional waiting period before exercising this rider's benefits. The rider charge and waiting period are described below. Any amounts payable or applied by us as described in the sections below will be based on the contract values as of the valuation date on or next following the annuitization date.

Definitions

Guaranteed Income Benefit Base The Guaranteed Income Benefit Base is an amount we calculate as described in this rider. It establishes a floor amount, which when higher than the contract value, can result in a higher annuitization payment level. The Guaranteed Income Benefit Base, less any applicable premium tax, is the value that will be used to determine minimum annuity payments, if the rider is exercised. The Guaranteed Income Benefit Base does not guarantee investment performance and is not a contract value, withdrawal value or death benefit.

Excluded Payments These are purchase payments and purchase payment credits (if applicable) paid in the last five years before exercise of the benefit which we reserve the right to exclude from the calculation of the Guaranteed Income Benefit Base.


Proportionate Adjustments for Partial Withdrawals These are calculated for any benefit for each partial withdrawal under the contract as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior to) the partial withdrawal.

(b)  is the benefit on the date of (but prior to) the partial withdrawal.


Waiting Period This rider can only be exercised after the expiration of a ten year period. We reserve the right to restart the waiting period if you elect to change your investment allocation to one that causes the rider charge to increase.

Guaranteed Minimum Income Benefit

After the expiration of the Waiting Period, the rider guarantees a minimum amount of a fixed annuity lifetime income during annuitization or the option of variable annuity payments with a guaranteed minimum initial payment or a combination of the two options.

Fixed annuity payments under this rider will occur at the guaranteed annuity purchase rates based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G and a 2.0% interest rate. First year payments from the variable annuity payments option will be determined using the same factors as the fixed annuity payments option. Subsequent payments after the first year are based on the initial payment and will be higher or lower than the initial payment if the investment performance of the subaccounts selected is greater or less than an annual return of 5%.

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Exercising the Rider

Rider exercise conditions are:

o You may only exercise this rider within 30 days after any contract anniversary following the expiration of the Waiting Period, and

o The annuitant on the retirement date must be between 50 to 86 years old, and

o You can only take an annuity payment in one of the following annuity payment plans:

     1)  Plan A  --  Life Annuity-No Refund; or
     2)  Plan B  --  Life Annuity with Ten Years Certain; or
     3)  Plan B  --  Life Annuity with Twenty Years Certain; or
     4)  Plan D  --  Joint and Last Survivor Life Annuity-No Refund; or
     5)  Plan D  --  Joint and Last Survivor Life Annuity with Twenty
                     Years Certain; or
     6)  Plan E  --  Twenty Years Certain.

Guaranteed Income Benefit Base

If the rider is effective on the contract date, the Guaranteed Income Benefit Base is the greater of the following:

1.   the contract value; or

2. the total purchase payments made to the contract minus Proportionate Adjustments for Partial Withdrawals; or

3.   the Maximum Anniversary Value.

If we exercise our right to not reflect Excluded Payments in the calculation of the Guaranteed Income Benefit Base, we will calculate the Guaranteed Income Benefit Base as the greatest of:

(a)  contract value less the "Market Value Adjusted Excluded Payments"; or

(b) total purchase payments and purchase payment credits (if applicable), less Excluded Payments, less Proportionate Adjustments for Partial Withdrawals; or

(c)  the Maximum Anniversary Value, less "Market Value Adjusted Excluded
     Payments".

"Market Value Adjusted Excluded Payments" are calculated as the sum of each excluded purchase payment and purchase payment credit (if applicable) multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such purchase payment and purchase payment credit (if applicable). The estimated contract value at such anniversary is calculated by assuming that payments, credits and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

If the rider is effective on a contract anniversary date, the Guaranteed Income Benefit Base is calculated using the contract value on that anniversary as the initial purchase payment. All purchase payments, purchase payment credits (if applicable), withdrawals and transfers made prior to that anniversary date are ignored.

The Maximum Anniversary Value

The Maximum Anniversary Value is zero prior to the first contract anniversary after the effective date of this rider.

On the first contract anniversary after the effective date of this rider, we set the Maximum Anniversary Value equal to the greater of:

1.  current contract value; or

2. total payments and purchase payment credits (if applicable) made to the contract minus Proportionate Adjustments for Partial Withdrawals.

Thereafter, we increase the Maximum Anniversary Value by any additional purchase payments and any applicable purchase payment credits and reduce the Maximum Anniversary Value by Proportionate Adjustments for Partial Withdrawals.

Additionally, on every subsequent contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we compare the Maximum Anniversary Value to the current contract value and we reset the Maximum Anniversary Value to the higher amount.

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Charges for the Rider

We deduct the fee for this rider once a year from your contract value on your contract anniversary. We pro-rate this fee among the subaccounts, GPAs (if applicable) and the One-year Fixed Account (if applicable) in the same proportion your interest in each account bears to your total contract value. We will modify this pro-rated approach to comply with state regulations where necessary. The fee is calculated by multiplying the rider charge by the Guaranteed Income Benefit Base.

The charge associated with your initial investment allocation is shown under Contract Data and will never change unless you alter your investment allocation. This charge may vary with your investment allocation and is subject to the Maximum Rider charge shown under Contract Data

If the contract is terminated for any reason or when annuity payments begin, we will deduct the fee from the proceeds at that time, adjusted for the number of calendar days coverage was in place during the contract year.

Terminating the Rider

Rider termination conditions are:

o You may terminate the rider within 30 days following the first anniversary, after the effective date of the rider.

o    You may  terminate  the rider any time after the  expiration of the Waiting
     Period.

o The rider will terminate on the date you make a full withdrawal from the contract, or annuitization begins, or on the date that a death benefit is payable.

o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

This rider is effective as of the contract date of this contract unless a different date is shown here.



American Enterprise Life Insurance Company

/s/ Eric L. Marhoun

Secretary

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